Exhibit 21.1

List of Subsidiaries

The registrant’s subsidiaries are listed below, omitting certain entities that, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2016.

State or Country of jurisdiction

Florists’ Transworld Delivery, Inc.	Michigan

FTD Canada, Inc.	Canada

FTD Group, Inc.	Delaware

FTD India Private Limited	India

FTD, Inc.	Delaware

FTD.CA, Inc.	Delaware

FTD.COM INC.	Florida

Giftco, LLC	Delaware

Interflora British Unit	England and Wales

Interflora, Inc. (66 2/3% ownership)	Michigan

Provide Cards, Inc.	California

Provide Commerce, Inc.	Delaware

Provide Creations, Inc.	Delaware

Sincerely Incorporated	Delaware